FOR IMMEDIATE RELEASE

                     COMMAND SECURITY CORPORATION ANNOUNCES

                * FAVORABLE RESOLUTION OF CONTINGENT LIABILITIES
                            CONTRIBUTES TO STABILITY

Lagrangeville, New York *** February 13, 1997 *** Command Security Corporation (NASDAQ:CMMD) today filed results for the third quarter ended December 31, 1996 on Form 1OQ with the Securities and Exchange Commission. The Company reports that a claim arising from injuries allegedly sustained as the result of an assault by one of the Company's guards which created a $12 million contingent liability has been favorably resolved by its insurance carrier for $175,000 with no further liability. The remaining unaccrued portion of its risk retention, $7,500, has been accrued in the financial statements for the quarter.

The Company also reports that, in addition to the retirement of 238,000 shares of its common stock in connection with the recently announced settlement of a claim by ISS International Service System, Inc. ("ISS"), another 152,774 shares are to be retired by the end of the fourth quarter as the result of satisfaction by the Company of a breach of contract claim by a former employee. The cumulative effect of the retirement of these shares will be to reduce the number of outstanding shares by 5%.

William C. Vassell, Chairman of the Board of Command, said, "The resolution of these issues is important to the Company because it creates a more stable base for the development for the Company's future operations. Coupling the resolution of these matters with earnings per share for the three months ended December
31, 1996 of $.09 per share is great news for the Company."

As reported in the Company's 1OQ for the quarter ended December 31, 1996, revenues for the quarter increased to $12,904,267 while gross profit increased by approximately $303,000 to $2,254,370. Net income for the three months ended December 31, 1996 increased to $637,400 from the $632,511 reported for the same period last year. Both quarters results include insurance rebates of approximately $600,000 representing dividends received from the Company's former workers' compensation insurance carrier. Future insurance rebates are not anticipated to have as material an impact.

Command Security Corporation provides security services through Company-owned offices in New York, New Jersey, California, Illinois and Connecticut and provides back-office service agreements to independent security companies nationwide.


Contact:

William C. Vassell, Chairman of the Board                     914-454-3703
H. Richard Dickinson, Chief Financial Officer                 212-689-6565
Donald Radcliffe, Radcliffe & Associates, Inc.                212-605-0174